EX-99.77H CHNG CNTRL
SUB-ITEM 77H
CHANGE IN CONTROL OF REGISTRANT

On August 18, 2017, the Trustees also considered the approval of an interim investment advisory agreement under Rule 15a-4 of the 1940 Act (the “Interim Investment Advisory Agreement”),
between the Trust, on behalf of the All Cap Growth Fund and the Equity Income Fund (each, a
“Fund,” and together, the “Funds”), each a series of the Trust, and AT Investment Advisers, Inc., the Funds’ proposed interim investment adviser (the “Adviser”) and the successor investment adviser to Geneva Advisors, LLC.  The Trustees noted that Geneva Advisors, LLC had entered into a transaction with Canadian Imperial Bank of Commerce (“CIBC”) to be effective on or about August 31, 2017 that will cause a change in control of Geneva Advisors, LLC and result in the termination of the Funds’ existing investment advisory agreement with Geneva Advisors,
LLC.  The Trustees further noted that immediately after the close of the transaction, CIBC intended to merge Geneva Advisors, LLC with and into an existing wholly-owned subsidiary of
CIBC, CIBC Atlantic Trust Private Wealth Management, and such subsidiary would be renamed
AT Investment Advisers, Inc.  The Trustees noted that approval of the Interim Investment
Advisory Agreement was necessary to allow Geneva Advisors, LLC to consummate the proposed transaction with CIBC and permit the Adviser to serve as the Funds’ interim investment adviser prior to the approval by the Funds’ shareholders of a new investment advisory agreement between the Adviser and the Trust, on behalf of the Funds.